Rule 24b-2

File Nos. 2-10653 and 811-00082

Fortune

Copyright 2006 Time Inc.

All Rights Reserved

June 26, 2006

U.S. Edition

The Mad Genius Of Mutual Funds

Ken Heebner is a maverick manager with an amazing history of making big winning bets on stocks and sectors.

By Jon Birger

What does it take to be an investing genius? For starters, you’ve got to have the guts to go against the herd. And that’s a quality Ken Heebner of CGM Funds displayed as far back as college. As an undergrad at Amherst in the early 1960s, Heebner participated in a psychology-class experiment that was supposed to demonstrate how easily people can be swayed by the views of others. Heebner was asked for his impression of a painting and then ushered to another room where an “expert” offered an opposing viewpoint. Then Heebner was asked once again what he thought of the painting. Says Heebner: “They told me afterward that I was the only one who showed no evidence that other people’s opinions had any effect whatsoever on what I thought.”

That independent streak has helped make Heebner one of the most successful--and original--investors of his time. In an era when most fund managers seem more concerned with beating indexes than beating paths to glory, Heebner isn’t afraid to follow his instincts. He makes big bets on companies and sectors, pulls the plug quickly when conditions change, and dares to short blue chips like Dell or Wal-Mart that he deems overvalued. When Heebner is wrong, he’ll grossly underperform the market (though outright yearly losses at CGM Realty and CGM Focus, his biggest funds, have been rare). But when he’s right, the gains are astronomical. CGM funds aren’t for everyone, especially investors who crave predictability. Morningstar, the fund research firm, goes so far as to label his style “too gutsy to be practical,” although that strikes us as unfair. Gutsiness has always been integral to investing greatness.

And there’s no question Heebner is one of the all-time greats. Today he manages $6.6 billion, most of it in four CGM mutual funds: his flagship Capital Development (now closed to new investors), Focus, Realty, and Mutual, which holds a mix of stocks and bonds. Realty has the best three-year, five-year, and ten-year returns in its Morningstar peer group. Focus has returned 30.5% annually over the past three years. And while Legg Mason’s Bill Miller may be the fund world’s brightest star, Heebner’s Capital Development fund has actually outpaced Miller’s Value fund since the latter debuted in 1982. Going back further, in the 30 years since Heebner took over the fund in 1976, Capital Development has trounced the S&P 500, gaining an average of 17.2% a year, vs. 12.8% for the index.

Best of all, Heebner is getting better with age. His last six years have been stellar as well as redemptive, coming on the heels of the late-’90s bull market that flummoxed the tech-averse Heebner. Focus, his biggest fund, returned just 3.5% in 1998, vs. 28.6% for Standard & Poor’s 500. Realty lost 21.2% that year. But he’s been on a roll since 2000, with a series of remarkably prescient calls. In 2000 he made a bundle short-selling tech and telecom stocks. In 2001 he made a huge--and hugely profitable--bet on homebuilder stocks, which soared over the next three years. Yet despite the fact that he became a vocal cheerleader for the sector, he never fell in love with his winners as so many investors do. Just as the housing boom neared its peak, he grew worried about the proliferation of what he termed “funny-money mortgages.” Heebner ruth lessly unloaded every homebuilder share he owned by early 2005 and plowed the proceeds into energy stocks--even in the Realty fund--right before oil prices took off.

Then, in late 2005, he doubled down on commodities with a big bet on copper, the price of which has risen 67% year to date. “Ken is one of the best big-picture thinkers I’ve known,” says his friend Chuck Clough, the former Merrill Lynch chief investment strategist. “He does the research, and he’s got the courage of his convictions.”

FORTUNE senior writer Jon Birger recently caught up with Heebner for a wide-ranging talk on the stock market, the art of investing, his aversion to vacations, and why, at age 65, he has no plans to retire.

Your investment style is quirky. How do you define it?

I’ve never done a good job answering that question, and that’s probably why there are people better at selling themselves than I am. I’ve made the most money when my strategy was something few people agreed with. My huge outperformance occurs when I find one of these very contrarian strategies--something supported by a lot of deep analysis--and implement it in a concentrated way in the portfolio. Like investing in oil in 2004, when everyone thought it was going back to $25 a barrel. Or buying savings-and-loans in 1982, back when interest rates were 15%. I wish I could find one every year, but I can’t.

CGM funds aren’t real popular with 401(k) plans or pension consultants. [According to Schwab, only one of the 750 401(k) plans it administers offers CGM funds.] Does this bother you?

People get scared when they see how my returns vary. The consultants don’t want you straying that far from the benchmarks. That’s a problem for me, because I don’t pay attention to benchmarks.

Are you surprised your bet on copper has paid off so well?

It’s gone up more than I thought it would, but there’s a real supply-demand imbalance. Copper goes into the infrastructure of all developing nations, of which India and China are the most publicized but not the only ones. Copper production hasn’t been able to grow fast enough to keep pace with demand. When you look around the world today, the earliest we can see incremental new production coming online is 2009 or 2010.

Now one of the things that usually happens when the price of a commodity rises like this is you get demand destruction. But in the case of copper, 75% of its use is for wiring, and there aren’t good substitutes. Aluminum and silver have superior conductivity, but silver is much too expensive, and aluminum isn’t practical, because it’s bulky. So you’re not seeing demand destruction in copper, and when you don’t have demand destruction, prices keep going up.

So you’re sticking with your copper stocks [like Phelps Dodge and Southern Copper]?

I look at the prevailing expectations. There is nobody I know of who’s forecasting that the price is going to stay this high [$3.54 a pound in early June]. The consensus estimates are for a sharp decline down to around $1.50 a pound.

Which you actually see as bullish.

Yes. It encourages me because I have reasons why I think it won’t go down. That said, I don’t have same level of conviction as I did last year.

When we discussed copper last fall, you clearly knew a lot more about the supply outlook than most commodity analysts. Copper production is water-intensive, and you mentioned water has been in increasingly short supply in some mining regions in Chile [the world’s leading producer]. Where do you get such good info?

Even today, no one else is interested in the water issue in Chile. You call the companies up, and they tell you there’s no problem--the reason is, they’re trying to buy water rights and don’t want to lose leverage.

So if all you do is talk to management, you’re going to hear there’s no problem. But I talked to a mining engineer from one of the companies [operating in Chile], and he started out saying, “We don’t have a water problem, we get 700 liters per second from our mine in the southern part of the country.” But then he mentioned how those guys up north, they get only four or five liters per second. I go, Really? He says, “Yeah they have to go 200 kilometers to get water.” Was it that way two years ago? “No.”

One of your colleagues told me you read a lot of obscure trade publications like China Metals Weekly.

It’s all about looking for an investable advantage. Given the interest in China, you’d think that a publication that reported prices in China every week in five different regions would be on everybody’s reading list, at least if you’re interested in commodities. But it wasn’t. I’d be talking to a steel analyst, and he’d say the price of steel in China was X, and I knew it was Y. I knew the price of steel in China was going up a lot, which is why I was in steel stocks. My judgment is that the Chinese price is the swing price in the global steel market.

You don’t usually invest in technology, yet you have a sizable position in chipmaker Advanced Micro Devices. Why?

With AMD, you’ve got a company that for most of the past 20 years seemed to exist only because Intel felt it needed a competitor rather than face the Justice Department. But new management has come in, and AMD now is ahead of Intel in terms of providing the architecture that users want as well as chips that use less power ... which is why they’re gaining share at a pretty rapid rate.

Why are your forays into tech so rare?

It’s a business where change is very rapid. Even if you identify a competitive advantage, it can disappear quickly. Also, what I look for when I’m investing is some piece of data that I can use to monitor what’s going on. If it’s a retailer, it’s same-store sales. If it’s a commodities producer, it’s the price of the commodity. The numbers are murkier with technology companies.

Did you learn anything from the late ‘90s?

The people who did the best during that period were those who bought overvalued stocks, held them till they were obscenely overvalued, and sold before they collapsed. I don’t know how to do that. I need some sort of framework where I can say the valuation is this and if the earnings do that, the stock will be strong.

My big mistake was that I decided to try to keep clients happy by staying with the trend. I bought some of the stocks like Cisco. I thought the stocks were overvalued, but I bought them anyway to try to have better performance. What happened is that I would always be a nervous holder. The stocks would go down, and I’d sell them at a loss because I lacked conviction. I was better off never owning them at all.

You own a lot of hotel REITs right now in your Realty fund.

After 9/11, construction of new hotels came to a screeching halt, but a year after 9/11, the economy was back on track. Leisure travel was rising, as was business travel. A supply/ demand imbalance developed, and you’re seeing the result of that now. Revenue per available room is growing at double-digit rates some weeks. That’s creating a surge in hotel-company profits.

Are you still bullish on energy?

I remain positive. We are seeing the greatest global economic boom in my 40 years of investing. You’d have to go back to the 19th century, when the Industrial Revolution was rolling through the West, for something comparable. Today the mature economies like Japan, the U.S., and Europe are growing. China and India continue to roll forward at high rates. Then you’ve got smaller economies in Eastern Europe, Asia, and Latin America growing rapidly too. All this is leading toward outsized growth in demand for industrial raw materials and also oil.

With oil, we’re looking at adding 1.5 million barrels a day of incremental demand, and when I look around the world and factor in natural declines in major oilfields in Saudi Arabia and elsewhere, I have trouble finding 1.5 million barrels a day in incremental supply.

The biggest holding in your CGM Focus fund has been Tenaris [which is a leading maker of tube and pipe products used by oil drillers]. Why?

Their pipe is used in very tough environments. The big market is deep offshore wells. So you’ve got volume growth as offshore drilling expands, and these guys have been aggressive about raising prices based on the fact that there’s a shortage of what they’re selling.

Are you worried about what higher interest rates, courtesy of the Federal Reserve, could do to demand for commodities?

It’s an interesting question. If the monetary authorities push rates so high they precipitate a recession, it would be a real worry. But I don’t see that happening. In the U.S., the Fed is debating whether they need to slow growth [to curb inflation]. Everywhere else in the world there is no sign whatsoever that [central banks] intend to diminish the growth rate.

But won’t reverberations from Fed rate hikes here be felt everywhere if U.S. consumers start cutting back?

It’s my belief that for the first time the U.S. is relatively unimportant in the global demand picture. Indigenous demand has grown in countries all around the world. So if we slow down it will not have a material impact on the rest of the world’s growth rate. Of course, you’ll probably see some nervousness in the market if the Fed keeps pushing rates up.

I hear you don’t take vacations.

The last full week I took off was probably in the 1980s, although I do take a Friday off here or there to go sailing. I don’t need a vacation to relax. The stock market relaxes me.

I’m guessing then that retirement is out of the question.

I’m very happy doing what I’m doing. I’m not retiring.

FEEDBACK jbirger@fortunemail.com

BOX STORY:

MARATHON MAN

30 YEARS OF CREATING WEALTH

If you’d invested $10,000 with Ken Heebner when he took over Capital Development in 1976, you’d have $1.18 million today.

FORTUNE CHART / SOURCE: MORNINGSTAR

BOX STORY:

WINNING STREAK: FIVE GREAT MARKET CALLS

Heebner has made several daring moves in recent years that have paid off big.

* Shorted tech and telecom stocks like Amazon.com, EMC, and Global Crossing in the Focus fund in 2000 and 2001. The fund returned 54% and 48% those years (and he was still shorting Amazon in March).

* Made huge move into homebuilders like Lennar and D.R. Horton starting in 2001. His thesis: Lack of buildable land along the coasts would buoy home prices, and public builders would keep stealing market share from private developers. Homebuilders became go-go stocks of the 2000s, and CGM Realty soared 89.7% in 2003.

* Sold all his homebuilder stocks by spring 2005. Heebner was worried that the proliferation of exotic mortgages was distorting new-home sales. Homebuilder stocks tanked not long after.

* Used proceeds from homebuilder sales to buy energy stocks starting in late 2004 on the belief that the global economic boom would intensify demand for oil.

* Bet on copper in late 2005, buying miners such as Phelps Dodge and Southern Copper. That duo has returned 17.5% and 30.2%, respectively, so far this year, while copper itself is up 67%.

The following information is provided by CGM Focus Fund

This article is being furnished by CGM Focus Fund and is authorized for distribution to prospective Fund investors when it has been preceded or accompanied by a copy of the Fund’s current prospectus. It is neither an offer to sell nor a solicitation of an offer to buy any security or any other fund described in the article.

The average annual total returns of CGM Focus Fund for the one-, three and five-year periods ended March 31, 2007 and from inception on September 3, 1997 thorough March 31, 2007 are 14.0%, 18.8%, 17.1%, and 20.2%, respectively. The Fund’s advisor absorbed a portion of management fees and expenses from inception through December 31, 2001. Otherwise, the total return for the since-inception periods would be lower. The average annual total returns of CGM Realty Fund for the one-, three, five- and ten-year periods ended March 31, 2007 are 16.0%, 26.6%, 31.1% and 19.6%, respectively. The Fund’s advisor absorbed a portion of management fees and expenses from inception through December 31, 1997. Otherwise the total return for the 10-year period would be lower. The average annual total returns of CGM Capital Development Fund for the one-, three-, five- and ten-year periods ended March 31, 2007 are 8.8%, 17.2% 15.2% and 8.4% respectively. CGM Capital Development Fund is closed to new investors. A copy of the current CGM Realty Fund prospectus accompanies the article.

Current performance may be higher or lower. This information represents past performance which is no guarantee of future results. Call 1-800-345-4048 for current performance information through the most recent month-end.

The investment return and principal value of your shares will fluctuate, so that your shares, when you redeem them, may be worth more or less than you originally paid for them. CGM Capital Development Fund is closed to new investors.

The composition of the CGM Fund portfolios can change dramatically from time to time and there can be no assurance the securities mentioned in this article may presently or at any time in the future be included in any of the portfolios.

For additional copies of any CGM Fund prospectus, please call or write CGM Funds at the address below.

The CGM Funds

P.O. Box 449

Boston, MA 02117

1-800-345-4048

Fortune 3/07

Rule 24b-2

File Nos. 2-10653 and 811-00082

Kiplinger’s Personal Finance

Copyright 2007 Kiplinger Washington Editors, Inc.

All Rights Reserved

May 2007

The Savviest Stock Picker in America

By Manuel Schiffres

Conventional Ken Heebner isn’t. One of the longest-tenured managers in the fund business, he trades frenetically, runs highly concentrated portfolios, occasionally sells short to bet on lower share prices and makes judgments based on his big-picture analysis of the global economy.

And he has delivered fabulous results--at least to those CGM shareholders who don’t bail out during the gut-wrenching dives to which his funds are susceptible. His flagship, CGM Focus (symbol CGMFX; 800-343-5678), gained an annualized 19% from its launch in September 1997 to March 1, 2007. That beat Standard & Poor’s 500-stock index by an average of 13 percentage points per year. But Focus, a member of the Kiplinger 25, was twice as volatile as the index. Similarly, CGM Realty (CGMRX), the top real estate fund over the past decade, with an annualized return of 20%, has been nearly one-third more volatile than the average property fund. (CGM Capital Development, run by Heebner since 1976, is closed to new investors; he also manages CGM Mutual, a balanced fund.)

Heebner drives advocates of style consistency nuts. He is agnostic on growth versus value, meaning that he’ll invest in just about anything, including foreign stocks. Heebner’s willingness to turn on a dime is easily seen in Focus’s 2006 turnover rate of 333%. That means the fund held stocks fewer than four months, on average, last year.

On the day we visit Heebner in his 45th-floor Boston office, which overlooks the harbor and the old Custom House, he is warm but guarded. He is willing to discuss holdings listed in his funds’ annual reports as of December 31. But he also makes clear that some stocks in the shareholder reports are off-limits, presumably because he has already sold them. Here are the highlights of our conversation.

KIPLINGER’S: Did the market’s late-winter swoon affect your thinking?

HEEBNER: Not in the slightest.

What are some of the key trends you’re focusing on? The subprime-mortgage disaster is much bigger than anyone can imagine. It won’t derail the economy, but it will scare the financial community. It will slow the economy, and that’s good for the stock market.

Please elaborate. This is all about housing prices rising 100% in some markets between 2000 and 2005. The move from ‘04 on was driven by people taking out mortgages they couldn’t afford to service and using the money to bid up the prices of houses. A correction of that situation is under way, and it will intensify because of massive foreclosures. Foreclosures are up from a year ago, but it takes time for a homeowner to realize that his house is under water and that he’s better off leaving and mailing in the keys. That means a lot of prime mortgages will become subprime.

What does this all mean? It means the housing market will stay weak for another year. The news will be scary, and as a result, consumer spending will slow. But slower growth will extend the duration of the business cycle because the Federal Reserve won’t have to raise interest rates. On balance, this is positive for the stock market.

What else do you see? The global economy is the strongest I’ve seen in 30 years. India and China are booming. So is the Middle East with $60 oil. As the global economy drives ahead, there are opportunities to participate. One way is through investment banks.

What’s the connection? You hear a lot about excess global liquidity, and the strong global economy amplifies the trend. Investment banks are harvesting all this money in lucrative ways, giving them higher growth profiles than they had before. They still trade securities, issue securities and manage money for wealthy clients, but now they are in three new businesses. One is providing services to the private-equity companies. Investment banks are in the hedge-fund business, too. They have their own hedge funds, and they receive large fees for services they provide to outside hedge funds. And third, investment banks are going into proprietary trading and taking big positions themselves in a wide range of stocks, bonds and commodities.

Which investment banks do you like? As of December 31, we owned Lehman Brothers, Merrill Lynch, Bear Stearns, Morgan Stanley and Goldman Sachs. I wouldn’t make a lot of distinctions among these companies. Goldman is the leader. Both Merrill and Morgan Stanley are in turnarounds.

You made a lot of money on energy stocks. What’s your current take? Our energy positions hurt us badly in the second half of 2006. The price of oil was in the high $70s last July then broke down close to $50, and all of our energy investments went down a lot. I cut back my energy position and haven’t rebuilt it. I believe that the long-term trend toward higher oil prices remains intact because we are not finding oil as fast as we are consuming it. That said, we currently have a surplus of oil globally because non-OPEC production in places such as Brazil, western Africa and Azerbaijan is rising, and that comes as energy demand seems to have slowed in some places. The price rise will resume, but for now there’s more opportunity in other stocks.

Such as? One of our biggest positions on December 31 was Allegheny Technologies, a manufacturer of specialty metals. Allegheny’s biggest business is titanium, which is used in the aerospace industry. Both Boeing and Airbus are seeing a surge of business, and both are using more titanium because it is light and strong. Allegheny’s other main business is stainless steel. Stainless has traditionally been a tough commodity business. But you’re seeing its price go up and stay there. That’s because global growth is creating strong demand for stainless for use in capital goods, chemical plants and oil-and-gas drilling. And a new use for stainless steel is in ethanol plants, which brings me to another point.

And that is? Until now we have relied on dead plants for our fossil fuels. Now we can use corn and sugar to make ethanol, and palm oil and soybeans to make biodiesel fuel. As we start to harvest live plants to make our liquid hydrocarbons, we create a permanent demand for these crops. That means that grain prices, which historically have gone up only when the weather is bad, are going to plateau at elevated levels. And that means a higher long-term level of profitability for the agricultural sector.

How do you play this trend? We own Deere. At its last quarterly conference call, Deere described how ethanol was causing additional demand for corn, and its stock jumped $10. I submit that before that call, most people didn’t appreciate the impact of alternative energy on agriculture. We also own Potash Corp. of Saskatchewan, which is a big fertilizer producer.

What’s the common thread in your approach to stock picking? I look for fundamental developments that will cause a stock to significantly outperform the market. So I look for companies that will surprise on the upside. One holding with these characteristics is Las Vegas Sands. It’s run by Sheldon Adelson, who had been in the convention business, sold it and developed the Venetian Casino in Las Vegas. When the Chinese took over Macau from Portugal, they opened it up to investment, and Adelson became the leading gaming developer there. What Las Vegas Sands did differently is make a deal to take over the Cotai Strip and fill in a huge swamp for the space to build eight casinos. Sands will develop casinos, shopping malls, condos and hotels. Profits from the sale of the condos, malls and hotels will finance the casinos. Analysts estimate that Sands will earn $2.88 a share in ‘08. It will probably be much higher. The Chinese love to gamble, and if you want a direct play on the growth of Asian wealth, this is the stock.

You say you’re a contrarian, but you’re hardly a dyed-in-the-wool value investor. I generally like stocks that are going up. It means I’m not the only person seeing that something good is happening. There are a few occasions when I’ve bought things that were going down, and they turned out to be my biggest losers.

The turnover at your funds is huge. Why do you sell? The common reason for selling is that I find something else that has more potential. When I buy, I also have in mind a fundamental outlook that will drive the stock higher. If something changes, I sell--win, lose or draw.

You made a lot of money selling technology stocks short early in the decade. Are you shorting any stocks now? If Citigroup had all of its assets in subprime mortgages, you can’t imagine how short I would be its stock. But I don’t want to do too much shorting. I like owning stocks. As of December 31, shorts represented about 16% of Focus’s assets.

How is CGM Realty positioned? It’s hard to talk about this, so I’ll be very general. At year-end, 81% of the fund was in real estate investment trusts. It’s less now. When we brought out Realty in 1994, I thought there were huge opportunities in REITs because real estate developers, which were some of the best companies in America, had to come to the public market for a variety of reasons. And the stocks were cheap. Today, REITs are selling at 20 times estimated 2007 funds from operations [the REIT version of earnings] and are fairly valued. Now this isn’t to say that there aren’t REITs that are worth owning because they have extraordinary potential in the same way that Las Vegas Sands does.

And they are? This takes me back to my global-growth theme and into the Manhattan real estate market. I saw a study that showed class-A [highest-quality] office rents in midtown Manhattan went from $51 to $70 a square foot between January of ‘06 and January of ‘07. I think they’ll go way above that. The increase in global liquidity means there will be more hedge funds and more investment banks and other securities businesses, and they will keep bidding up the rents. The hedge funds don’t care; they’ll pay $300 a square foot. So a REIT like SL Green, which focuses on Manhattan, is attractive.

In 1992, we asked you what one stock you’d hold for five years. Your choice, Philip Morris, was a good one. What single stock would you hold for five years starting now? That’s a harder exercise today because the market is much more expensive now. I’d probably choose Schlumberger. It sells at a small premium to the market, and I think that five years from now the world will still be searching aggressively for oil and gas to supply our needs. Not only is Schlumberger at the forefront of that effort, but it’s also better than anybody else at working with foreign governments in getting into the hard-to-get-into places. U.S. oil companies, for example, are not doing very well in Russia. Schlumberger is. Schlumberger isn’t saying to the Chinese, “We need to know more about your human-rights policies before we take your money.”

Ken Heebner’s flagship, the $2.3-billion CGM Focus, looks a bit like a hedge fund. As of December 31, Focus owned just 24 stocks and had sold short Amazon.com, Countrywide Financial and Sirius Satellite Radio. Below are the fund’s ten biggest “long” positions.

COMPANY	% OF ASSETS
Allegheny Technologies	8.4
Vimpel-Communications	7.2
Goldman Sachs	6.6
Merrill Lynch	6.4
Mobile TeleSystems	6.0

Morgan Stanley	5.9
MasterCard	5.6
Deere	5.3
Las Vegas Sands	5.3
Fluor	5.1

The following information is provided by CGM Focus Fund

This article is being furnished by CGM Focus Fund and is authorized for distribution to prospective Fund investors when it has been preceded or accompanied by a copy of the Fund’s current prospectus. It is neither an offer to sell nor a solicitation of an offer to buy any security or any other fund described in the article.

The average annual total returns of CGM Focus Fund for the one and five-year periods ended March 31, 2007 and from inception on September 3, 1997 thorough March 31, 2007 are 14.0%, 17.1%, and 20.2%, respectively. The Fund’s advisor absorbed a portion of management fees and expenses from inception through December 31, 2001. Otherwise, the total return for the since-inception periods would be lower. The average annual total returns of CGM Realty Fund for the one-, five- and ten-year periods ended March 31, 2007 are 16.0%, 31.1%, and 19.6%, respectively. The Fund’s advisor absorbed a portion of management fees and expenses from inception through December 31, 1997. Otherwise the total return for the 10-year period would be lower. A copy of the current CGM Realty Fund prospectus accompanies the article.

Current performance may be higher or lower. This information represents past performance which is no guarantee of future results. Call 1-800-345-4048 for current performance information through the most recent month-end.

The investment return and principal value of your shares will fluctuate, so that your shares, when you redeem them, may be worth more or less than you originally paid for them. CGM Capital Development Fund is closed to new investors.

The composition of the CGM Fund portfolios can change dramatically from time to time and there can be no assurance the securities mentioned in this article may presently or at any time in the future be included in any of the portfolios.

CGM Capital Development Fund is closed to new investors. For additional copies of any CGM Fund prospectus, please call or write CGM Funds at the address below.

The CGM Funds

P.O. Box 449

Boston, MA 02117

1-800-345-4048

                                                                                                                         Kiplinger’s 3/07